Exhibit 99.1

SECTION 13(r) DISCLOSURE

After La Quinta Holdings Inc. (“La Quinta”) filed its Form 10-K for the fiscal year ended December 31, 2015 with the Securities and Exchange Commission (the “SEC”), Hilton Worldwide Holdings Inc. (“Hilton”), which may be considered an affiliate of The Blackstone Group L.P. (“Blackstone”), and, therefore, may be considered an affiliate of La Quinta, filed the disclosure reproduced below with respect to such period, in accordance with Section 13(r) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). La Quinta did not independently verify or participate in the preparation of any of this disclosure.

Hilton included the following disclosure in its Annual Report on Form 10-K for the year ended December 31, 2015:

“The following activities are disclosed as required by Section 13(r)(1)(D)(iii) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

During the fiscal year ended December 31, 2015, an Iranian governmental delegation stayed at the Transcorp Hilton Abuja for one night. The stays were booked and paid for by the government of Nigeria. The hotel received revenues of approximately $5,320 from these dealings. Net profit to Hilton Worldwide Holdings Inc. (“Hilton”) from these dealings was approximately $495. Hilton believes that the hotel stays were exempt from the Iranian Transactions and Sanctions Regulations, 31 C.F.R. Part 560, pursuant to the International Emergency Economic Powers Act (“IEEPA”) and under 31 C.F.R. Section 560.210(d). The Transcorp Hilton Abuja intends to continue engaging in future similar transactions to the extent they remain permissible under applicable laws and regulations.”